Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 27 DATED MARCH 16, 2005

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 9 dated May 18, 2004, Supplement No. 17 dated August 17, 2004, Supplement No. 22 dated November 22, 2004, Supplement No. 25 dated February 22, 2005 and Supplement No. 26 dated March 8, 2005. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the status of the offering of shares in REIT II;

•	the acquisition of a three-story office building containing approximately 222,000 rentable square feet in Florham Park, New Jersey;

•	information regarding our indebtedness;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K, dated March 15, 2005; and

•	audited financial statements of REIT II as of December 31, 2004 and for the year ended December 31, 2004.

Status of the Offering

We commenced our initial public offering of 600 million shares of common stock on December 1, 2003. As of March 11, 2005, we had received aggregate gross offering proceeds of approximately $968.7 million from the sale of approximately 96.9 million shares in our initial public offering. After payment of approximately $19.4 million in acquisition fees, payment of approximately $92.0 million in selling commissions and dealer manager fees, payment of approximately $19.4 million in other organization and offering expenses and common stock redemptions of approximately $1.5 million pursuant to the share redemption program, as of March 11, 2005, we had raised aggregate net offering proceeds of approximately $836.4 million.

Acquisition of 180 Park Avenue 105 Building

On March 14, 2005, we purchased a three-story office building containing approximately 222,000 rentable square feet (the “180 Park Avenue 105 Building”). The 180 Park Avenue 105 Building is located on an approximate 26.6-acre parcel of land at 180 Park Avenue in Florham Park, New Jersey. The purchase price of the 180 Park Avenue 105 Building was approximately $53.5 million, plus closing costs. The acquisition was funded with net proceeds raised from this offering and with proceeds from our $430.0 million line of credit with Bank of America, N.A. The 180 Park Avenue 105 Building was purchased from Florham 105, LLC, which is not affiliated with us or Wells Capital, Inc. (the “Advisor”).

The 180 Park Avenue 105 Building, which was completed in 2001, is leased to Novartis Pharmaceuticals Corporation (“Novartis”) (approximately 72.2%). Approximately 27.8% of the 180 Park Avenue 105 Building is currently vacant.

Novartis, an affiliate of Novartis AG, researches, develops, manufactures and markets prescription drugs used to treat a number of diseases and conditions, including central nervous system disorders, organ transplantation, cardiovascular diseases, dermatological diseases, respiratory disorders, cancer and arthritis. Novartis AG, which is traded on the New York Stock Exchange, employs approximately 81,400 people and reported a net worth, as of December 31, 2004, of approximately $21.1 billion. The current aggregate annual base rent payable under the Novartis lease, which expires in 2009, is approximately $4.6 million. Novartis has the right, at its option, to extend the initial term of its lease for one additional five-year period.

Linque Management Company, Inc, which is not affiliated with us or our Advisor, is the current on-site property manager for the 180 Park Avenue 105 Building. We do not intend to make significant renovations or improvements to the 180 Park Avenue 105 Building in the near term. We believe that the 180 Park Avenue Building is adequately insured.

Indebtedness

As of March 14, 2005, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 23%. As of March 14, 2005, total indebtedness was $259.5 million, which consisted of fixed-rate mortgages on certain properties. No amounts were outstanding under our $430.0 million credit facility. Based on the value of our “borrowing-base properties” (as defined in the credit facility), we had approximately $307.6 million in capacity under our $430.0 million credit facility.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying consolidated financial statements and notes thereto. This discussion contains forward-looking statements, which can be identified with the use of forward-looking terminology such as “may,” “will, “intend,” or similar words. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated, see “Risk Factors” in the Prospectus.

Overview

We were formed on July 3, 2003 to acquire and operate a diversified portfolio of commercial real estate primarily consisting of high-quality, income-producing office and industrial properties leased to creditworthy entities that are located in major metropolitan areas throughout the United States. We have no paid employees and are externally advised and managed by Wells Capital, Inc. and Wells Management Company, Inc. We operate as a real estate investment trust for Federal income tax purposes.

We did not begin receiving proceeds from our initial public offering of our common stock or acquiring real estate assets until 2004. Thus the results of our operations for the year ended December 31, 2004 and the period from inception to December 31, 2003 are indicative of an early-stage enterprise with growing revenues and expenses associated with the acquisition of properties, interest expense associated with debt financing on the real estate acquisitions, and general and administrative expenses that began the year at a high percentage of total revenues but are decreasing as the enterprise grows.

During 2004, we acquired an interest in 18 properties totaling approximately 5.2 million square feet for an aggregate purchase price of approximately $1.0 billion. At December 31, 2004, these properties were approximately 97.4% leased. To purchase these assets, we used net equity proceeds and indebtedness. As of December 31, 2004, our borrowings totaled approximately $350.5 million.

With our goals of providing current income to our stockholders and preserving their capital, we view our most significant challenges as:

•	Continuing to raise sufficient amounts of equity capital in order to acquire a large, diversified portfolio while maintaining a moderate leverage ratio and

•	Investing net offering proceeds in properties that are accretive to our dividend at a time when the demand for high-quality, income-producing properties is high.

General Economic and Real Estate Market Commentary

Management reviews a number of economic forecasts and market commentaries in order to evaluate general economic conditions and formulate a view of the current environment’s effect on the real estate markets in which we operate.

Management believes that the U.S. economy is continuing on the path of slow but steady recovery. Job growth is improving, with 2.2 million jobs created in 2004, and with another 2.4 to 2.8 million projected to be added in 2005. GDP growth and renewed business confidence are fueling the job growth. However, uncertainty still exists in the economy, primarily due to high oil prices, the war in Iraq, the trade deficit, and other global issues.

The U.S. office real estate market has begun to show modest improvement. The strength of the overall economy is having a positive impact on office real estate fundamentals. Positive absorption of office space combined with a decline in new construction has contributed to the increase in office occupancy rates for three consecutive quarters. Although occupancy rates have increased, management does not expect that they will rise by more than 200 basis points annually. As a result, management anticipates that it could be a minimum of two to three years before vacancy rates reach the equilibrium level of ten to twelve percent. Average asking rates stabilized in the second half of 2004. Management believes that renewed employment growth should benefit the office market; however, the uncertainty that still exists in the economy is causing many firms to continue to be more cautious with their investment and hiring decisions. Importantly, management believes the pace and strength of the recovery for office real estate will vary by market. Market conditions vary widely by geographical region, metropolitan area, submarket, and property.

The real estate capital transaction market continues to be very active. Capitalization rates (“cap rates”) have continued to decline in spite of the fact that the Federal Reserve increased the Federal Funds Rate five times in 2004. Management believes that the decline in cap rates is predominately driven by increased capital flows into real estate. The spread between average cap rates and 10-year U.S. Treasuries narrowed in 2004; however, this was primarily due to a drop in cap rates rather than a rise in 10-year U.S. Treasuries. In management’s opinion, absent a significant move in interest rates or a significant decrease in the number of parties interested in acquiring real estate, cap rates are not expected to increase significantly from their current levels in 2005.

Liquidity and Capital Resources

Our strategy is to acquire high quality real estate assets with proceeds from our initial public offering and with proceeds from indebtedness. We intend to distribute cash flows from the operations of these assets to shareholders in the form of quarterly dividends.

While our initial public offering commenced on December 1, 2003, we did not break escrow until the first quarter of 2004. During 2004, we received offering proceeds of approximately $705.4 million, which are net of cash paid for commissions, dealer manager fees and offering costs of approximately $86.7 million. In addition, we received net proceeds from lines of credit and notes payable of approximately $235.7 million. With this capital and with the assumption of $114.5 million in debt, we invested approximately $1.0 billion in real estate properties, paid $6.4 million in deferred financing costs, and funded common stock redemptions of $0.7 million. From the operations of the 18 properties we acquired, we generated $23.8 million in cash from operating activities. This amount includes rental revenues from the properties and reimbursements from tenants net of payments for operating expenses, interest and general and administrative expenses. Out of our cash flows from operating activities, we paid dividends to stockholders of $16.6 million.

Additional information with respect to dividends declared in 2004 is as follows:

Start Date	End Date	Annualized Dividend Rate
January 22, 2004	March 31, 2004	2.5%
April 1, 2004	April 21, 2004	5.0%
April 22, 2004	June 15, 2004	6.0%
June 16, 2004	September 15, 2004	6.0%
September 16, 2004	December 15, 2004	6.0%

Annualized percentage rates of return are based on a $10 per share investment. Dividends have been declared and paid quarterly using daily record dates.

As of December 31, 2004, we had approximately $350.5 million of debt outstanding consisting of $115.4 million under our line of credit and $235.1 million in fixed rate, term mortgage loans. The weighted average interest rate at December 31, 2004 under these loans was 4.90% and the ratio of debt to total assets was approximately 30% and the weighted average years to maturity was 8.62.

As of December 31, 2004, we had cash of $24.1 million, which is expected to be used to reduce indebtedness, pay liabilities or to invest in additional real estate.

Short-term Liquidity and Capital Resources

We intend to continue to generate capital from our ongoing offering of common stock and to utilize indebtedness to expand and diversify our portfolio. As of December 31, 2004, we had no properties under contract to purchase but were in initial discussions with sellers on a number of properties. The market for real estate consistent with our investment objectives is increasingly competitive. Due to the increasing demand for this product type, prices have risen and yields have decreased. In the near term, we believe it may be difficult for us to identify high-quality, well-located real estate investments that have yields consistent with acquisitions we made in 2004. We will attempt to structure 2005 transactions so that they provide the maximum potential return while not changing our investment criteria. These structures could include higher leverage to provide leveraged returns that are accretive to the dividend. However, if we are unable to invest proceeds from our ongoing offering of common stock in income-producing properties quickly enough or structure transactions that provide for leveraged returns that are accretive to our dividend, our cash available for dividends will be lower.

We expect to fund our acquisitions with capacity under our line of credit, cash on hand, and with proceeds from our ongoing offering of common stock. As of February 28, 2005, we had no amounts outstanding under our line of credit and had the capacity to borrow an additional approximately $307.6 million. In addition, we had cash on hand of approximately $54.0 million. Therefore, in the near term, we believe that we have the capacity to acquire properties to expand our portfolio.

Our current line of credit contains the following restrictive covenants:

•	Restricts our ratio of debt to real estate assets plus cash and cash equivalents to 60%;

•	Limits the amount that we may pay in dividends (excluding amounts reinvested under our dividend reinvestment plan) to the greater of 90% of funds from operations, as defined by the agreement, or the amount required to maintain REIT status pursuant to the Code; and

•	Requires Wells REIT II to use 86.5% of gross offering proceeds to reduce amounts outstanding under the facility.

The line of credit matures on May 10, 2005. We are in discussions with financial institutions to enter into an agreement to replace this line of credit prior to the maturity date. The actual terms of this replacement facility will be dependent upon market conditions at the time, and we cannot predict with certainty the terms of the replacement facility. However, we expect that this facility will be sufficient in amount and terms to allow us to continue to acquire properties. In addition, we may place long-term mortgage debt on existing assets or assets acquired in the future. The decision to place this mortgage debt will be based on market conditions and capital needs at the time.

Our charter prohibits us from incurring debt that would cause our borrowings to exceed 50% of our assets (valued at cost before depreciation and other non-cash reserves) unless a majority of the members of the conflicts committee of our board of directors approves the borrowing. In addition, covenants within our line of credit limit a similar ratio of debt to total assets to 60%. Our charter also requires that we disclose the justification for any borrowings in excess of the 50% leverage guideline. During 2004, the conflicts committee of the board of directors approved borrowings that caused our leverage ratio at certain times to exceed 50%. The conflicts committee believed such borrowing levels were justified for the following reasons:

•	the borrowings enabled us to purchase the properties and earn rental income more quickly;

•	the property acquisitions were likely to increase the net offering proceeds from our initial public offering, thereby improving our ability to meet our goal of acquiring a diversified portfolio of properties to generate current income for investors and preserve investor capital;

•	based on expected equity sales at the time, leverage was likely to exceed the charter’s guidelines only for a short period of time;

•	we did not believe that there was a risk of exceeding leverage covenants in our line of credit;

•	the prospectus for our initial public offering disclosed the likelihood that we would exceed the charter’s leverage guidelines during the early stages of our development.

We do not expect the ratio of debt to total assets to exceed 50% during 2005.

The payment of dividends in the future will be dependent upon the cash flows from properties currently owned and those acquired in future periods, the amount of leverage, the timing of proceeds received from our ongoing public offering of common stock and the timing of properties acquired in the future. In addition, our current credit facility limits the amount we may pay in dividends (excluding amounts reinvested under our dividend reinvestment plan) to 90% of funds from operations, as defined, or the amount required to maintain REIT status. We expect any replacement credit facility to contain similar restrictions on payment of our dividend. These restrictions, as well as the challenges with yields associated with properties meeting our investment criteria, may limit our ability to maintain our dividend at its current rate per share in the future.

Long-term Liquidity and Capital Resources

We expect that potential sources of capital over the long term will include proceeds from the sale of our common stock, proceeds from secured or unsecured financings from banks and other lenders, the selective and strategic sale of properties and net cash flows from operations. We expect that our primary uses of capital will be for property acquisitions, for the payment of tenant improvements, for the payment of offering-related costs, for the payment of operating expenses, including interest expense on any outstanding indebtedness, and for the payment of dividends.

We expect that substantially all net cash generated from operations will be used to pay dividends after certain capital expenditures, including tenant improvements and leasing commissions, are paid at the properties; however, we may use other sources to fund dividends as necessary. To the extent that cash flows from operations are lower due to fewer properties being acquired or lower returns on the properties, dividends paid may be lower. We expect that substantially all net cash resulting from equity or debt financing will be used to fund acquisitions, certain capital expenditures identified at acquisition, or repayments of outstanding debt. Over the long term, we intend to reduce our aggregate borrowings as a percentage of our real estate assets.

Our contractual obligations (in thousands) as of December 31, 2004 are as follows:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Outstanding debt obligations	$350,505	$116,528	$19,896	$3,433	$210,648
Capital lease obligations	114,060	4,680	9,360	9,360	90,660

Total	$464,565	$121,208	$29,256	$12,793	$301,308

Per the terms of the Advisory Agreement, we are required to reimburse Wells Capital for certain organization and offering expense up to 2% of equity raised. As of December 31, 2004, we had accrued and charged to additional paid-in capital approximately $15.8 million related to these reimbursements. Wells Capital had incurred approximately $21.9 million in such costs on our behalf as of December 31, 2004. The remaining $6.1 million incurred by Wells Capital but not billed to us will be billed and paid as we raise additional proceeds.

Results of Operations

Our results of operations are not indicative of those expected in future periods as we expect that rental income, tenant reimbursements, depreciation expense, amortization expense, operating expenses, asset management fees and net income will each increase in future periods as a result of owning the assets acquired during the year ended December 31, 2004 for an entire period and as a result of anticipated future acquisitions of real estate assets.

During the period from inception (July 3, 2003) to December 31, 2003, we had been formed but had not yet commenced real estate operations, as we had not received and accepted the minimum subscription of 250,000 shares before the end of the period. Therefore, we had no material results of operations for the period.

As of December 31, 2004, our portfolio of 18 real estate properties was approximately 97% leased. Rental income for the year ended December 31, 2004 totaled approximately $43.9 million, with tenant reimbursements equaling approximately $6.8 million. Property operating costs were approximately $12.8 million for the year ended December 31, 2004, and depreciation expense was approximately $7.5 million. Asset and property management fees for the year ended December 31, 2004 totaled approximately $3.9 million. We acquired all of our properties during 2004, with first-quarter acquisitions totaling approximately 7% of the value of our real estate assets as of December 31, 2004, and the remaining acquisitions spread fairly ratably over the remainder of 2004. Therefore, no properties we own provided a full year’s operations during the year ended December 31, 2004. Net income from property operations was approximately $11.2 million for the year ended December 31, 2004, exclusive of general portfolio-level expenses such as interest and general and administrative expenses.

General and administrative expenses for the year ended December 31, 2004 totaled approximately $4.4 million, constituting 8.6% of total revenues. With the acquisition of new properties in future periods, we anticipate that general and administrative expenses will increase in amount, but continue to decrease as a percentage of total revenue.

Our property acquisitions during the year ended December 31, 2004 were financed in part with short-term debt from our former $175 million and our $430 million lines of credit with Bank of America, and in part with the long-term notes payable discussed in Note 4 to our consolidated financial statements. During the year ended December 31, 2004, we incurred interest expense of approximately $14.9 million related to our use of this debt. The additional interest expense of $2.7 million that we incurred during the year ended December 31, 2004 relates to our obligations under our capital leases, and we received interest income on the related bonds in the same amount as the expense. Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the level of investor proceeds raised, the cost of borrowings, and the opportunity to acquire real estate assets fitting our investment objectives.

We sustained a net loss for the year ended December 31, 2004 of approximately $4.6 million, primarily as a result of incurring overhead-related general and administrative expenses and interest expense without sufficient net income from properties to cover the costs. Loss per share for the year ended December 31, 2004 was $(0.15). However, our rental revenues from properties increased over the year as we acquired additional properties, and for the three months ended December 31, 2004, we earned net income of approximately $41,000 ($0.00 per share). With the acquisition of new properties in future periods, we anticipate that net income and earnings per share will both continue to increase.

Portfolio Information

As of December 31, 2004, we owned interests in 18 properties. Of these properties, 17 are wholly owned and one property is owned through a consolidated joint venture. All of these properties are included in our consolidated financial statements. The majority of assets are commercial office buildings located in nine states and the District of Columbia. At December 31, 2004, our properties were approximately 97% leased with an average lease term remaining of approximately eight years.

As of December 31, 2004, our five highest geographic concentrations were as follows:

Location	2004 Annualized Gross Base Rents (in thousands)	Rentable Square Feet (in thousands)	Percentage of 2004 Annualized Gross Base Rents
Atlanta	$29,887	1,778	26%
Chicago	19,351	800	17%
Washington, D.C.	11,234	275	10%
Southern New Jersey	9,404	385	8%
Suburban Maryland	8,842	393	7%

	$78,718	3,631	68%

As of December 31, 2004, our five highest tenant industry concentrations were as follows:

Industry	2004 Annualized Gross Base Rents (in thousands)	Rentable Square Feet (in thousands)	Percentage of 2004 Annualized Gross Base Rents
Business Services	$19,168	724	17%
Communication	15,011	542	13%
Industrial Machinery and Equipment	14,780	644	13%
Transportation Equipment	12,831	394	11%
Electronic and Other Electric Equipment	10,689	901	9%

	$72,479	3,205	63%

As of December 31, 2004, our five highest tenant concentrations were as follows:

Tenant	2004 Annualized Gross Base Rents (in thousands)	Percentage of 2004 Annualized Gross Base Rents
AT&T	$9,404	8%
IBM	8,842	8%
Acxiom	8,087	7%
Northrop Grumman	7,910	7%
General Electric	7,322	6%

	$41,565	36%

For more information on our portfolio diversification and statistics, see Item 2 above.

Funds From Operations

We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of any equity REIT. Because FFO calculations exclude such factors as depreciation and amortization of real estate assets and gains or losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. Our management believes that accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictability over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provide a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. Other REITs may not define FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition (as we do) or may interpret the current NAREIT definition differently than we do.

FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

Our calculation of FFO, which excludes the cost of capital improvements and related capitalized interest, is presented in the following table, in thousands, for the year ended December 31, 2004:

December 31, 2004
Net loss	$(4,562)
Add:
Depreciation of real estate assets	7,456
Amortization of lease related costs	12,028

FFO	$14,922

Weighted average shares outstanding	31,372

Through the first quarter 2004, we reported the amortization of the fair values of in-place leases, including opportunity costs associated with lost rentals that are avoided by acquiring in-place leases and tenant relationships, as an adjustment to rental income in our consolidated statements of operations. Beginning with the second quarter 2004, we present this amortization as amortization expense in our consolidated statements of operations, and have reclassified such amortization from rental income to amortization expense for all periods previously presented. The period of amortization continues to be the term of the respective lease and results in no change in net loss as previously reported. This reclassification results in an increase in FFO of approximately $7.3 million for the year ended December 31 2004. The primary purpose of this change is to more closely align our presentation of such costs with similar costs as classified by others in the real estate industry.

Set forth below is additional information (often considered in conjunction with FFO) that may be helpful in assessing our operating results:

•	In order to recognize revenues on a straight-line basis over the terms of the respective leases, we recognized straight-line rental revenue of approximately $5.1 million during the year ended December 31, 2004.

•	Amortization of intangible lease assets and liabilities resulted in a net decrease in rental revenue of approximately $1.4 million for the year ended December 31, 2004.

•	During the year ended December 31, 2004, amortization of deferred financing costs totaled approximately $5.4 million.

Election as a REIT

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and have operated as such beginning with our taxable year ended December 31, 2003. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income for four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes. No provision for federal income taxes has been made in our accompanying consolidated financial statements, as we made distributions in excess of taxable income for the periods presented. We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying financial statements.

Inflation

We are exposed to inflation risk as income from long-term leases is the primary source of our cash flows from operations. There are provisions in the majority of our tenant leases that would protect us from the impact of inflation. These provisions include rent steps, reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements on a per square-foot basis, or in some cases, annual reimbursement of operating expenses above a certain per square-foot allowance. However, due to the long-term nature of the leases, the leases may not re-set frequently enough to cover inflation.

Application of Critical Accounting Policies

Our accounting policies have been established to conform with accounting principles generally accepted in the United States (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus, resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

The critical accounting policies outlined below have been discussed with members of the audit committee of the board of directors.

Investment in Real Estate Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net income. In the event that inappropriate useful lives or methods are used for depreciation, our net income would be misstated.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, it is our policy to allocate the purchase price of properties to acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in-place leases and value of tenant relationships, based in each case on their fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on our determination of the relative fair value of these assets. We determine the as-if vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by us in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance, and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. We also estimate the cost to execute similar leases including leasing commissions, legal and other related costs.

The fair values of above-market and below-market in-place lease values is recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The above-market and below-market lease values are capitalized as intangible lease assets and liabilities and amortized as an adjustment of rental income over the remaining terms of the respective leases.

The fair values of in-place leases include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals which are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. These direct costs are included in deferred leasing costs in the accompanying consolidated balance sheet and are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Customer relationships are valued based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. These intangibles are included in intangible lease assets in the accompanying consolidated balance sheet and are amortized to expense over the remaining term of the respective leases.

The determination of the fair values of the assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of our purchase price allocations, which could impact the amount of our reported net income.

Valuation of Real Estate Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets, including those held through joint ventures, may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, we assess the recoverability of the assets by determining whether the carrying value of the assets will be recovered through the undiscounted future operating cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the real estate and related intangible assets to the fair value and recognize an impairment loss.

Projections of expected future cash flows require us to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number of years the property is held for investment. The use of inappropriate assumptions in the future cash flow analysis would result in an incorrect assessment of the property’s future cash flow and fair value and could result in the overstatement of the carrying value of our real estate and related intangible assets and net income.

Related-Party Transactions and Agreements

We have entered into agreements with Wells Capital and its affiliates, whereby we pay certain fees or reimbursements to Wells Capital or its affiliates for acquisition and advisory fees and expenses, organization and offering costs, sales commissions, dealer manager fees, asset and management fees and reimbursement of operating costs. See Note 8 to our consolidated financial statements included in this Supplement for a discussion of the various related-party transactions, agreements and fees.

Conflicts of Interest

Wells Capital is also a general partner in or advisor to Wells REIT and various public real estate limited partnerships sponsored by Wells Capital. As such, there are conflicts of interest where Wells Capital, while serving in the capacity as general partner or advisor for another Wells-sponsored program, may be in competition with us in connection with property acquisitions or for tenants in similar geographic markets. The compensation arrangements between Wells Capital and these other Wells real estate funds could influence its advice to us.

Additionally, certain members of our board of directors also serve on the board of Wells REIT and may encounter certain conflicts of interest regarding investment and operations decisions.

Subsequent Events

Certain events subsequent to December 31, 2004 through March 15, 2005, including the sale of shares of common stock, the declaration of dividends, the acquisition of a property, the execution of a contract to purchase a property, and the attainment of additional mortgage financing, are discussed in Note 11 to the consolidated financial statements included in this Supplement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE

CONSOLIDATED FINANCIAL STATEMENTS

Board of Directors and Stockholders

Wells Real Estate Investment Trust II, Inc.

We have audited the accompanying consolidated balance sheets of Wells Real Estate Investment Trust II, Inc. as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2004 and the period from inception (July 3, 2003) through December 31, 2003. Our audits also included the financial statement schedule listed in the index at Item 15(a) as of December 31, 2004. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wells Real Estate Investment Trust II, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for the year ended December 31, 2004 and the period from inception (July 3, 2003) to December 31, 2003 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Wells Real Estate Investment Trust II, Inc.’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Atlanta, Georgia

March 10, 2005

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except for share and per share data)

	December 31,
	2004	2003
Assets:
Real estate assets, at cost:
Land	$152,399	$—
Buildings and improvements, less accumulated depreciation of $7,456	616,201	—
Intangible lease assets, less accumulated amortization of $9,453	169,443	—
Construction in progress	447	—

Total real estate assets	938,490	—

Cash and cash equivalents	24,051	157
Restricted cash	—	982
Rents receivable, net of allowance for doubtful accounts of $432	7,500	—
Prepaid expenses and other assets	1,654	513
Deferred financing costs, less accumulated amortization of $311	977	—
Deferred lease costs, less accumulated amortization of $4,684	105,093	—
Investments in bonds	78,000	—

Total assets	$1,155,765	$1,652

Liabilities and Stockholders’ Equity:

Line of credit and notes payable	$350,505	$—
Obligations under capital leases	78,000	—
Intangible lease liabilities, less accumulated amortization of $716	24,074	—
Accounts payable and accrued expenses	14,526	563
Escrowed investor proceeds	—	982
Due to affiliates	7,961	—
Dividends payable	1,964	—
Deferred rental income	408	—

Total liabilities	477,438	1,545

Commitments and Contingencies	—	—

Minority Interest	1,212	106

Stockholders’ Equity:

Preferred stock, $0.01 par value; 100,000,000 shares authorized, none outstanding
Common stock, $.01 par value; 900,000,000 shares authorized, 79,132,494 and 100 shares issued and outstanding at December 31, 2004, and 2003, respectively	791	—
Additional paid-in capital	680,886	1
Accumulated deficit	(4,562)	—

Total stockholders’ equity	677,115	1

Total liabilities and stockholders’ equity	$1,155,765	$1,652

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Year Ended December 31, 2004	Period from inception (July 3, 2003) to December 31, 2003
Revenues:
Rental income	$43,864	$—
Tenant reimbursements	6,837	—

	50,701	—
Expenses:
Property operating costs	12,795	—
Property and asset management fees:		—
Related-party	3,098
Other	823
General and administrative	4,380	94
Depreciation	7,456	—
Amortization	12,028	—

	40,580	94

Real estate operating income	10,121	(94)

Other income (expense):
Interest income	2,921	—
Interest expense	(17,610)	—

	(14,689)	—

Loss before minority interest	(4,568)	(94)

Minority interest in loss of consolidated subsidiaries	6	94

Net loss	$(4,562)	$—

Net loss per share
Basic and diluted	$(0.15)	$(4.70)

Weighted average shares outstanding
Basic and diluted	31,372	—

Dividends declared per share	$0.49	$—

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM INCEPTION (JULY 3, 2003) TO DECEMBER 31, 2003

AND FOR THE YEAR ENDED DECEMBER 31, 2004

(in thousands, except per share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance, July 3, 2003 (inception)	—	$—	$—	$—	$—
Issuance of common stock	—	—	1	—	1
Net loss	—	—	—	—	—

Balance, December 31, 2003	—	—	1	—	1
Issuance of common stock	79,201	792	791,220	—	792,012
Redemptions of common stock	(69)	(1)	(689)	—	(690)
Dividends ($0.49 per share)	—	—	(18,577)	—	(18,577)
Commissions on stock sales and related dealer manager fees	—	—	(75,241)	—	(75,241)
Other offering costs	—	—	(15,828)	—	(15,828)
Net loss	—	—	—	(4,562)	(4,562)

Balance, December 31, 2004	79,132	$791	$680,886	$(4,562)	$677,115

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31, 2004	Period from inception (July 3, 2003) to December 31, 2003
Cash Flows from Operating Activities:
Net loss	$(4,562)	$—
Adjustments to reconcile net loss to net cash provided by operating activities:
Minority interest in loss of consolidated entities	(6)	(94)
Depreciation	7,456	—
Amortization	19,098	—
Changes in assets and liabilities:
Rents receivable	(7,500)	—
Accounts payable and accrued expenses	9,907	563
Prepaid expenses and other assets	(960)	(513)
Deferred rental income	408	—

Total adjustments	28,403	(44)

Net cash provided by operating activities	23,841	(44)

Cash Flows from Investment Activities:
Investment in real estate and related assets	(905,264)	—
Acquisition fees paid	(12,069)	—

Net cash used in investing activities	(917,333)	—
Cash Flows from Financing Activities:
Proceeds from line of credit and notes payable	911,607	—
Repayment of line of credit and notes payable	(675,889)	—
Dividends paid to stockholders	(16,613)	—
Issuance of common stock	792,012	1
Commissions on stock sales and related dealer manager fees paid	(74,590)	—
Other offering costs paid	(12,069)	—
Redemptions of common stock	(690)	—
Minority interest	—	200
Deferred financing costs paid	(6,382)	—

Net cash provided by financing activities	917,386	201

Net increase in cash and cash equivalents	23,894	157

Cash and cash equivalents, beginning of period	157	—

Cash and cash equivalents, end of period	$24,051	$157

Supplemental Disclosures of Investing and Financing Non-Cash Activities:
Acquisition fees applied to investments	$15,646	$—

Acquisition fees due to affiliate	$3,759	$—

Other offering costs due to affiliate	$3,759	$—

Acquisition of intangible lease liabilities	$24,791	$—

Assumption of obligations under capital leases and related bonds	$78,000	$—

Assumption of liabilities at property acquisition	$9,085	$—

Assumption of debt at property acquisition	$114,516	$—

Dividends payable	$1,964	$—

Sales commissions payable	$208	$—

Dealer manager fees due to affiliate	$443	$—

Write off of fully amortized deferred financing costs	$5,095	$—

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. ORGANIZATION AND BUSINESS

Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”) is a Maryland corporation that engages in the acquisition and ownership of commercial real estate properties throughout the United States, including properties that are under construction, are newly constructed or have operating histories. Wells REIT II was incorporated on July 3, 2003 and has elected to be taxed as a real estate investment trust (“REIT”) for federal income tax purposes. Wells REIT II may invest in office buildings, shopping centers, other commercial and industrial properties or other real estate properties.

At December 31, 2004, Wells REIT II owned interests in 18 properties comprising approximately 5.2 million square feet of commercial office and industrial space located in nine states and the District of Columbia. At December 31, 2004, these properties were approximately 97.4% leased.

Wells REIT II’s business is primarily conducted through Wells Operating Partnership II, L.P. (“Wells OP II”), a Delaware limited partnership and a consolidated subsidiary of Wells REIT II. Wells OP II was formed on July 3, 2003 to acquire, develop, own, lease, and operate real properties on behalf of Wells REIT II, either directly, through wholly owned subsidiaries or through joint ventures. Wells REIT II is the general partner in Wells OP II and possesses full legal control and authority over the operations of Wells OP II. Wells Capital, Inc. (“Wells Capital”) is the sole limited partner of Wells OP II.

On December 1, 2003, Wells REIT II commenced its initial public offering of up to 785.0 million shares of common stock pursuant to a Registration Statement filed on Form S-11 under the Securities Act of 1933, with 185.0 million of these shares reserved for issuance through Wells REIT II’s dividend reinvestment plan. Through December 31, 2004, Wells REIT II had sold approximately 79.2 million shares for gross proceeds of approximately $792.0 million. Of this amount, Wells REIT II incurred costs related to the sale of these shares of (1) approximately $15.8 million in acquisition fees, (2) approximately $75.2 million in selling commissions and dealer manager fees, and (3) approximately $15.8 million in organization and offering costs to Wells Capital. In addition, Wells REIT II redeemed shares of common stock pursuant to Wells REIT II’s share redemption program in the amount of $0.7 million. With these net offering proceeds and indebtedness, Wells REIT II invested approximately $1,039.9 million in real estate assets through December 31, 2004.

Wells REIT II’s stock is not listed on any securities exchange. However, Wells REIT II’s charter requires that, in the event that Wells REIT II’s stock is not listed on a national securities exchange by October 2015, Wells REIT II must either seek stockholder approval of an extension or amendment of this listing deadline or stockholder approval to begin liquidating investments and distributing the resulting proceeds to the stockholders. If Wells REIT II seeks stockholder approval of an extension or amendment to this listing date and does not obtain it, Wells REIT II will then be required to seek stockholder approval to liquidate. In this circumstance, if Wells REIT II seeks and does not obtain approval to liquidate, Wells REIT II will not be required to list or liquidate and could continue to operate indefinitely as an unlisted company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Wells REIT II, Wells OP II, and any entities for which Wells REIT II or Wells OP II has a controlling financial interest or is deemed the primary beneficiary of a variable interest entity. In determining whether a controlling financial interest exists, Wells REIT II considers ownership of voting interests, protective rights and participatory rights of the investors. Any intercompany balances and transactions are eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation. Amounts capitalized to real estate assets consist of the cost of acquisition or construction, application of acquisition and advisory fees incurred, and any tenant improvements or major improvements and betterments that extend the useful life of the related asset. All repairs and maintenance are expensed as incurred.

Wells REIT II’s real estate assets are depreciated using the straight-line method over the useful lives of the assets by class generally as follows:

Building	40 years
Building improvements	5-25 years
Land improvements	20-25 years
Tenant improvements	Lease term
Intangible lease assets	Lease term

Management continually monitors events and changes in circumstances that could indicate that carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present, management assesses the recoverability of the assets by determining whether the carrying value of the real estate and related intangible assets will be recovered through the undiscounted future cash flows expected from the use and eventual disposition of the asset. In the event the expected undiscounted future cash flows do not exceed the carrying value, management adjusts the real estate and intangible assets to their fair value and recognizes an impairment loss. Wells REIT II held no real estate assets as of December 31, 2003, and management has determined that there has been no impairment in the carrying value of real estate assets held by Wells REIT II during the year ended December 31, 2004.

Cash and Cash Equivalents

Wells REIT II considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short term investments. Short term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts.

Restricted Cash and Escrowed Investor Proceeds

Restricted cash and escrowed investor proceeds as of December 31, 2003 on the consolidated balance sheet represented offering proceeds from investors held in escrow. During 2004, these escrowed proceeds were released as Wells REIT II accepted and received sufficient proceeds as outlined in the prospectus and pursuant to applicable state law. As of December 31, 2004, no investor proceeds are held in escrow.

Rents Receivable

Rents receivable are recognized and carried at original amount earned less a provision for any uncollectible amounts. The allowance for doubtful accounts is adjusted based upon management’s judgment about the collectibility of individual account balances. Wells REIT II recorded a provision for bad debts of approximately $432,000 during the year ended December 31, 2004.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets include expenses incurred as of the balance sheet date that relate to future periods and will be expensed or reclassified to another account during the period to which the costs relate. These amounts include deferred project costs and earnest money paid for future acquisitions. Deferred project costs represent amounts paid to Wells Capital pursuant to the terms of the Advisory Agreement for acquisition fees (see Note 8 below). Any amounts with no future economic benefit are charged to earnings when identified.

Deferred Financing Costs

Deferred financing costs are capitalized and amortized on a straight-line basis over the term of the related financing arrangement. Amortization of deferred financing costs for the year ended December 31, 2004 was approximately $5.4 million. Amortization of deferred financing costs is recorded in interest expense on the consolidated statements of operations.

Deferred Lease Costs

Costs incurred to acquire operating leases, including those identified as part of the purchase price allocation process, are capitalized as deferred lease costs and amortized on a straight-line basis over the terms of the related leases. Amortization of deferred lease costs was approximately $4.7 million for the year ended December 31, 2004.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, Wells REIT II allocates the purchase price of properties to acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, based in each case on their estimated fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on management’s determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand.

The fair values of above-market and below-market in-place leases are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining terms of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

The fair values of in-place leases include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. These direct costs are included in deferred lease costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Customer relationships are valued based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. These lease intangibles are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases.

During the year ended December 31, 2004, approximately $35.0 million and approximately $143.9 million was recognized as the value of above-market in-place leases and intangible absorption period costs, respectively, and included in real estate assets in the consolidated balance sheets as intangible lease assets. As of December 31, 2004, approximately $24.8 million was recognized as the value of below-market in-place leases and presented in the consolidated balance sheets as intangible lease liabilities, and approximately $109.8 million was recognized as intangible lease origination costs and included in deferred lease costs in the consolidated balance sheets.

During the year ended December 31, 2004, Wells REIT II recorded $12.0 million in amortization expense related to intangible lease origination costs and intangible absorption period costs, and approximately $1.4 million of amortization relating to above-market and below-market in-place leases that was recognized as a net decrease in rental revenues in the consolidated statement of operations.

The remaining unamortized balance for these intangible assets will be amortized as follows (in thousands):

For the year ending December 31:	Intangible Lease Asset Amortization	Intangible Lease Liability Amortization	Intangible Lease Origination Costs Amortization	Intangible Absorption Period Amortization
2005	$5,108	$2,184	$12,053	$21,126
2006	5,098	2,184	12,032	19,623
2007	4,806	2,082	11,681	17,193
2008	4,432	2,049	11,358	15,493
2009	4,308	2,047	11,257	14,966
Thereafter	9,157	13,528	46,712	48,133

	$32,909	$24,074	$105,093	$136,534

Weighted Average Amortization Period	7 years	12 years	10 years	8 years

Investments in Bonds and Obligations Under Capital Leases

Wells REIT II has acquired investments in bonds and offsetting obligations under capital leases. Wells REIT II records the bonds at net principal value and obligations under capital leases at the present value of the expected payments. The related amounts of interest are recorded as interest income and interest expense in equal amounts in the period that the amounts accrue.

Interest

Interest is charged to interest expense as it accrues, and interest qualifying for capitalization relating to properties under development is capitalized into construction in progress on the balance sheet. Approximately $49,000 of interest was capitalized during the year ended December 31, 2004.

Dividends Payable and Distribution Policy

In order to maintain its status as a REIT, Wells REIT II is required to make distributions each taxable year equal to at least 90% of its REIT taxable income excluding capital gains. To the extent funds are available, Wells REIT II intends to pay regular quarterly dividends to stockholders. Dividends are paid to those stockholders who are stockholders of record as of applicable record dates.

Offering and Related Costs

Pursuant to the Advisory Agreement (see Note 8 below), Wells Capital is responsible for paying all costs associated with Wells REIT II’s initial public offering. These costs include legal and accounting fees, printing, sales and promotional costs and other costs directly associated with the offering. Subject to certain limitations, Wells REIT II is required to reimburse Wells Capital for these costs. Such costs, as well as sales commissions and dealer manager fees associated with the offering of shares, are accounted for as a reduction of paid-in capital.

Minority Interest

Minority interest in loss of consolidated subsidiaries in the consolidated statements of operations represents the net loss allocated to minority interests of the consolidated subsidiaries held by third parties throughout the period. Minority interest in the consolidated balance sheets represents the equity interests of consolidated subsidiaries that are not owned by Wells REIT II.

Revenue Recognition

All leases on real estate assets held by Wells REIT II are classified as operating leases, and the related base rental income is generally recognized on a straight-line basis over the terms of the respective leases. Tenant reimbursements are recognized as revenue in the period that the related operating cost is incurred and are billed to tenants pursuant to the terms of the underlying leases. Rents collected in advance are deferred to future periods.

Stock-based Compensation

As permitted by the provisions of Statement of Financial Accounting Standards No. 123 “Accounting and Disclosure for Stock-Based Compensation” (“Statement 123”), Wells REIT II applies Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and the related interpretations in accounting for its stock options accordingly. Wells REIT II does not recognize compensation cost in the consolidated statements of income based upon the fair value of stock based compensation but instead provides pro forma disclosure of the compensation expense in the notes to the consolidated financial statements. For the year ended December 31, 2004, stock option grants did not have any impact on the consolidated statement of operations as the fair value at the date of issue for each grant is estimated at $0.

Earnings Per Share

Earnings per share are calculated based on the weighted average number of common shares outstanding during each period. Outstanding stock options have been excluded from the diluted earnings per share calculation, as their impact would be anti-dilutive.

Financial Instruments

Wells REIT II considers its cash, accounts receivable, accounts payable, bonds, obligations under capital leases, line of credit, and notes payable to meet the definition of financial instruments. At December 31, 2004, the carrying value of Wells REIT II’s financial instruments approximated their fair value. The line of credit and notes payable bear interest based on variable interest rates that periodically adjust to market, have had interest imputed at Wells REIT II’s borrowing rate, or are at fixed rates, which approximate current market rates for similar borrowing arrangements.

Income Taxes

Wells REIT II has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), and has operated as such beginning with its taxable period ended December 31, 2003. To qualify as a REIT, Wells REIT II must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its annual REIT taxable income (excluding capital gains) to stockholders. As a REIT, Wells REIT II generally will not be subject to federal income tax. No provision or benefit for federal income taxes has been made in the accompanying consolidated financial statements. Wells REIT II is subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in the accompanying financial statements.

3. REAL ESTATE ACQUISITIONS

During the year ended December 31, 2004, Wells REIT II acquired the following properties (dollars in thousands):

Property	Acquisition Date	Location	Square Feet	Purchase Price (1)
Weatherford Center Houston	February 10, 2004	Houston, Texas	260,000	$40,647
New Manchester One (3)	March 19, 2004	Douglasville, Georgia	593,000	19,889
333 and 777 Republic Drive (3)	March 31, 2004	Allen Park, Michigan	169,000	19,377
Manhattan Towers	April 2, 2004	Manhattan Beach, CA	310,000	92,067
9 Technology Drive (3)	May 27, 2004	Westborough, MA	251,000	48,808
180 Park Avenue	June 23, 2004	Florham Park, New Jersey	385,000	83,676
One Glenlake Parkway	June 25, 2004	Atlanta, GA	353,000	81,976
80 M Street	June 29, 2004	Washington, D.C.	275,000	109,200
One West Fourth Street	July 23, 2004	Winston-Salem, NC	431,000	78,449
3333 Finley Road and 1501 Opus Place (3)	August 4, 2004	Downers Grove, Illinois	322,000	73,171
The Wildwood Buildings	September 20, 2004	Atlanta, Georgia	832,000	174,366
Emerald Point	October 14, 2004	Dublin, California	194,000	44,332
800 North Frederick (3)	October 22, 2004	Gaithersburg, Maryland	393,000	79,385
The Corridors III	November 1, 2004	Downers Grove, Illinois	222,000	41,057
Highland Landmark III (2)	December 28, 2004	Downers Grove, Illinois	257,000	53,503

Total			5,247,000	$1,039,903

(1)	Purchase price includes related closing costs and acquisition fees paid to Wells Capital.
(2)	Held in a partnership in which Wells REIT II holds 95% ownership interest.
(3)	This property is managed by an affiliate. See Note 8 for more information on this relationship.

4. LINE OF CREDIT AND NOTES PAYABLE

As of December 31, 2004, Wells REIT II had the following indebtedness outstanding (in thousands):

Facility	December 31, 2004
Secured line of credit	$115,350
Wildwood mortgage note	90,000
One West Fourth mortgage note	50,840
800 North Frederick mortgage note	46,400
Highland Landmark mortgage note	30,840
Finley Road and Opus Place purchase note (1)	17,075

Total indebtedness	$350,505

(1)	Interest is imputed at Wells REIT II’s weighted average borrowing rate at the date of acquisition.

The Secured Line of Credit represents a revolving credit facility secured by a pool of borrowing base properties. Under the terms of the facility, Wells REIT II may borrow the lesser of (1) an amount equal to 60% of the aggregate cost of lender-approved borrowing base properties or (2) $430 million. As of December 31, 2004, the borrowing base included nine properties with an aggregate book value of $517.1 million; and based on the value of these properties, Wells REIT II was able to borrow up to an additional $192.2 million. Interest on the Secured Line of Credit accrues at a per annum rate of LIBOR plus 2.25% or the Base Rate plus 0.50%, at the option of Wells REIT II (4.74% at December 31, 2004). The Base Rate for any day is the higher of (1) the Federal Funds Rate for such day plus .50%, or (2) Bank of America’s prime rate for such day. The Secured Line of Credit contains covenants that, among other things:

•	Restrict Wells REIT II’s ratio of debt to real estate assets plus cash and cash equivalents to 60%;

•	Limit the amount that Wells REIT II may pay in dividends (excluding amounts reinvested under our dividend reinvestment plan) to the greater of 90% of Funds From Operations, as defined, or the amount required to maintain REIT status pursuant to the Code; and

•	Require Wells REIT II to use 86.5% of gross offering proceeds to reduce amounts outstanding under the facility.

The Wildwood, 800 North Frederick and Highland Landmark Mortgage Loans represent non-recourse mortgage loans secured by specific assets. The aggregate book value of the properties securing these loans is approximately $304.8 million. These loans require monthly payment of interest at fixed rates ranging from 4.6% to 5.0% per annum and principal is due upon maturity. The Wildwood, 800 North Frederick and Highland Landmark Mortgage Loans mature in 2014, 2011 and 2012, respectively.

The One West Fourth Mortgage Loan is a non-recourse mortgage loan secured by a property with a net book value of $77.1 million. Interest accrues on this loan at a per annum rate of 5.8%, and this loan requires monthly payments of principal and interest ranging from approximately $341,000 to $382,000 through maturity in 2018 when all remaining unpaid principal is due.

The Finley Road and Opus Place Purchase Loan represents a loan provided by the seller of the Finley Road and Opus Place properties. The loan requires no payments of principal or interest until maturity (2006) when Wells REIT II must pay an amount equal to $17.8 million. The loan was recorded at fair value on the date of purchase using an imputed interest rate of 3.742%. The loan is secured by Finley Road and Opus Place properties whose aggregate net book values were $72.4 million.

Wells REIT II’s weighted average interest rate at December 31, 2004 for the aforementioned indebtedness was approximately 4.90%. Cash paid for interest during 2004, including amounts capitalized, was $11.5 million.

The following table summarizes the scheduled aggregate principal repayments for the five years subsequent to December 31, 2004, in thousands:

Principal Repayments
For the year ending December 31:
2005	$116,528
2006	$18,323
2007	$1,573
2008	$1,667
2009	$1,766
Thereafter	$210,648

Total	$350,505

5. COMMITMENTS AND CONTINGENCIES

Commitments Under Existing Lease Agreements

Certain lease agreements include provisions that, at the option of the tenant, Wells REIT II may be obligated to expend certain amounts of capital to expand an existing property or provide other expenditures for the benefit of the tenant, for which Wells REIT II would receive additional rental revenue. At December 31, 2004, no tenants have exercised such options.

Capital Lease Obligations

Certain properties are subject to leases that are recorded as capital leases. The net book value of these properties as of December 31, 2004 was $99.4 million. Each obligation requires payments equal to the amounts of principal and interest receivable of related investments in bonds, which mature in 2011 or 2012. Required payments under the terms of the leases are as follows as of December 31, 2004 (in thousands):

Year	Amount
2005	$4,680
2006	4,680
2007	4,680
2008	4,680
2009	4,680
Thereafter	90,660

114,060

Amounts representing interest	(36,060)

Total	$78,000

6. STOCKHOLDERS’ EQUITY

Stock Option Plan

Wells REIT II maintains the Stock Option Plan that provides for grants of “non-qualified” stock options to be made to selected employees of Wells Capital and Wells Management Company, Inc. (“Wells Management”). A total of 750,000 shares have been authorized and reserved for issuance under the Stock Option Plan. At December 31, 2004, no stock options have been granted under the plan; therefore all 750,000 shares are available for option grants, subject to limitations set forth in the charter.

Under the Stock Option Plan, the exercise price per share for the options must be the greater of (1) $11.00 or (2) the Fair Market Value (as defined in the Stock Option Plan) on the date the option is granted. The conflicts committee of Wells REIT II’s board of directors, upon recommendation and consultation with Wells Capital and Wells Management, may grant options under the plan. The conflicts committee has the authority to set the term and vesting period of the stock options as long as no option has a term greater than five years from the date the stock option is granted. If the conflicts committee determines that the potential benefits of the stock options may be inappropriately diluted or enlarged as a result of certain corporate transactions or events, the conflicts committee may adjust the number and class of shares or the exercise price with respect to any option. No stock option may be exercised if such exercise would jeopardize Wells REIT II’s status as a REIT under the Code, and no stock option may be granted if the grant, when combined with those issuable upon exercise of outstanding options or warrants granted to Wells REIT II’s advisor, directors, officers or any of their affiliates, would exceed 10% of Wells REIT II’s issued and outstanding shares. No option may be sold, pledged, assigned or transferred by an employee in any manner other than by will or the laws of descent or distribution.

Independent Director Stock Option Plan

Wells REIT II maintains the Independent Director Stock Option Plan (the “Director Plan”) that provides for grants of stock to be made to independent non-employee directors of Wells REIT II. A total of 100,000 shares have been authorized and reserved for issuance under the Director Plan. At December 31, 2004, 28,000 options have been granted under the plan; therefore 72,000 shares remain available for independent director stock option grants, subject to limitations set forth in the charter.

Under the Director Plan, options to purchase 2,500 shares of common stock at the greater of $12 per share or the Fair Market Value (as defined in the Director Plan) are granted upon initially becoming an independent director of Wells REIT II. Of these shares, 20% are exercisable immediately on the date of grant. An additional 20% of these shares become exercisable on each anniversary following the date of grant. Additionally, effective on the date of each annual stockholder meeting, beginning in 2004, each independent director will be granted an option to purchase 1,000 additional shares of common stock at the greater of (1) $12 per share or (2) the Fair Market Value. These options are 100% exercisable upon completion of two years of service after the date of grant. All options granted under the Director Plan expire no later than the tenth anniversary of the date of grant and may expire sooner if the independent director dies, is disabled, or ceases to serve as a director. In the event that the potential benefits of the stock options may be inappropriately diluted or enlarged as a result of certain corporate transactions or events, a corresponding adjustment to the consideration payable with respect to all stock options shall be made. No stock option may be exercised if such exercise would jeopardize Wells REIT II’s status as a REIT under the Code, and no stock option may be granted if the grant, when combined with those issuable upon exercise of outstanding options or warrants granted to Wells REIT II’s advisor, directors, officers or any of their affiliates, would exceed 10% of Wells REIT II’s issued and outstanding shares. No option may be sold, pledged, assigned or transferred by an independent director in any manner other than by will or the laws of descent or distribution.

No grants were made under the Independent Director Plan in 2003. A summary of Wells REIT II’s stock option activity under its Independent Director Plan during the year ended December 31, 2004 is as follows:

	Number	Exercise Price	Exercisable
Outstanding at December 31, 2003	—	—	—
Granted in 2004	28,000	$12

Outstanding at December 31, 2004	28,000	$12	4,000

In accordance with Statement 123, the fair value of each stock option granted in 2004 has been estimated as of the date of the grant using the Black-Scholes minimum value method. The weighted average risk-free interest rate assumed for 2004 was 4.26%, and the projected future dividend yield was estimated to be 6.0% for the options granted in 2004. The expected life of an option was assumed to be six years for the year ended December 31, 2004. Based on these assumptions, the fair value of the options granted during the year ended December 31, 2004 is $0. The weighted average contractual remaining life for options that were exercisable at December 31, 2004 was approximately nine years.

Dividend Reinvestment Plan

Wells REIT II maintains the Dividend Reinvestment Plan (the “DRP”) that allows common stockholders to elect to reinvest an amount equal to the dividends declared on their common shares in additional shares of Wells REIT II’s common stock in lieu of receiving cash dividends. Under the DRP, shares may be purchased by participating stockholders at the higher of $9.55 per share or 95% of the estimated per share value, as estimated by Wells Capital or another firm chosen by the board of directors for that purpose. Participants in the DRP may purchase fractional shares so that 100% of the dividends will be used to acquire shares of the Wells REIT II’s stock. Wells REIT II pays selling commissions of 5.0% in connection with sales under the DRP to the extent it paid commissions on the shares to which the dividends relate. Wells REIT II pays no dealer manager fees on shares issued under the DRP. The board of directors, by majority vote, may amend or terminate the DRP for any reason upon 10 days prior written notice to the participants of the DRP.

Share Redemption Program

Wells REIT II maintains a Share Redemption Program (the “SRP”) for stockholders who hold their shares for more than one year, subject to certain limitations and penalties. The SRP, as amended, provides that Wells REIT II may repurchase a share of common stock for $9.10 per share, or 91% of the price per share paid for those shares sold for less than $10.00. This redemption price is expected to remain fixed until three years after Wells REIT II completes its initial public offering or any subsequent public equity offerings (other than secondary offerings or offerings related to a dividend reinvestment plan, employee benefit plan or the issuance of shares upon redemption of interests in Wells OP II). Thereafter, the redemption price would equal 95% of the per share value of Wells REIT II as estimated by Wells Capital or another firm chosen by the board of directors for that purpose.

Redemptions sought within two years of the death of a stockholder do not require a one-year holding period, and the redemption price is the amount paid for the shares until three years after completion of the above-mentioned offering stage. At that time, the redemption price would be the higher of the amount paid for the shares or 100% of Wells Capital’s estimated per share net asset value. The higher redemption price available upon death and the exemption from the one-year holding period requirement is also available within two years of an investor’s award of disability benefits from the Social Security Administration or, in limited circumstances, from other governmental agencies.

Shares redeemed under the SRP, other than upon the death or disability of a stockholder, may not exceed the lesser of (i) the amount redeemable from 50% of the net proceeds from the sale of shares through the DRP in the current calendar year or (ii) 5% of the weighted average common shares outstanding during the preceding year. All redemptions during any calendar year, including those within two years of death or disability, are limited to those that can be funded from 100% of the net proceeds from the sale of shares under the DRP during that calendar year. The board of directors may amend or terminate the SRP at any time with 30 days’ notice. At December 31, 2004, approximately $0.7 million shares have been redeemed under the SRP.

7. INCOME TAXES

Wells REIT II’s income tax basis net income for the year ended December 31, 2004 and the period from inception (July 3, 2003) to December 31, 2003 is as follows (in thousands):

	2004	2003
GAAP basis financial statement net loss	$(4,562)	$—
Increase (decrease) in net loss resulting from:
Depreciation and amortization expense for financial reporting purposes in excess of amounts for income tax purposes	9,791	—
Rental income accrued for income tax purposes less than amounts for financial reporting purposes	(3,290)	—
FAS 141 expense accrued for financial reporting purposes in excess of amounts for income tax purposes	1,394	—
Bad debt expense for financial reporting purposes in excess of amounts for income tax purposes	402	—
Expenses for financial reporting purposes, in excess of amounts for income tax purposes	144	—

Income tax basis net income, prior to dividends paid deduction	$3,879	$—

For income tax purposes, dividends to common stockholders are characterized as ordinary income, capital gains, or as a return of a stockholder’s invested capital. Wells REIT II’s distributions per common share are summarized as follows:

2004
Ordinary income	25%
Capital gains	—
Return of capital	75%

Total	100%

At December 31, 2004, the tax basis carrying value of Wells REIT II’s total assets was approximately $1.14 billion.

8. RELATED-PARTY TRANSACTIONS

Advisory Agreement

Wells REIT II has entered into an Advisory Agreement with Wells Capital, which entitles Wells Capital to earn specified fees for certain services. The Advisory Agreement has a one-year term; however, either party may terminate the Advisory Agreement upon 60 days’ written notice. If Wells REIT II terminates the Advisory Agreement, Wells REIT II will pay Wells Capital all unpaid reimbursable expenses and all earned but unpaid fees. The Advisory Agreement expires on November 1, 2005.

Under the terms of the Advisory Agreement, Wells REIT II must pay Wells Capital the following:

•	Reimbursement of organization and offering costs paid by Wells Capital on behalf of Wells REIT II, not to exceed 2.0% of gross offering proceeds.

•	Acquisition fees of 2.0% of gross offering proceeds, subject to certain limitations; Wells REIT II also reimburses Wells Capital for expenses it pays to third parties in connection with acquisitions or potential acquisitions.

•	Monthly asset management fees equal to one-twelfth of 0.75% of the cost of (1) all properties of Wells REIT II and (2) investments in real estate joint ventures. The amount of these fees paid in any calendar quarter may not exceed 1.0% of the net asset value of those investments at each quarter end after deducting debt used to acquire or refinance properties.

•	Reimbursement for all costs and expenses Wells Capital incurs in fulfilling its duties as the asset portfolio manager, including wages and salaries and other employee-related expenses of Wells Capital’s employees, which perform a full range of real estate services for Wells REIT II, including management, administration, operations, and marketing. Wells Capital bills Wells REIT II based on time incurred by Wells Capital’s administrative personnel, provided that such expenses are not reimbursed if incurred in connection with services for which Wells Capital receives a disposition fee (described below) or an acquisition fee.

•	For any property sold by Wells REIT II, a disposition fee equal to 3.0% of the sales price, with the limitation that the total real estate commissions (including such disposition fee) for any Wells REIT II property sold may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property.

•	Incentive fee of 10% of net sales proceeds remaining after stockholders have received distributions equal to the sum of the stockholders’ invested capital plus an 8% return of invested capital.

•	Listing fee of 10% of the excess by which the market value of the stock plus dividends paid prior to listing exceeds the sum of 100% of the invested capital plus an 8% return on invested capital.

As of December 31, 2004, Wells REIT II incurred and charged to additional paid-in capital approximately $15.8 million in organization and offering costs. This amount represents 2% of gross offering proceeds raised. Wells Capital has incurred approximately $21.9 million in such costs as of December 31, 2004.

Acquisition fees incurred for the year ended December 31, 2004 totaled $15.8 million. As of December 31, 2004, $15.6 million was applied to the cost of properties acquired and $182,000 was recorded as deferred project costs on the consolidated balance sheet. Asset management fees incurred for the year ended December 31, 2004 totaled $3.0 million. Administrative reimbursements incurred for the year ended December 31, 2004 totaled approximately $1.2 million and are included in general and administrative expense in the consolidated statements of operations. Wells REIT II incurred no disposition, incentive or listing fees during the year ended December 31, 2004.

Dealer Manager Agreement

Wells REIT II has executed a Dealer Manager Agreement with Wells Investment Securities, Inc. (“WIS”), whereby WIS, an affiliate of Wells Capital, performs the dealer manager function for Wells REIT II. For these services, WIS earns a fee of up to 7% of the gross offering proceeds from the sale of the shares of Wells REIT II, of which substantially all is reallowed to participating broker-dealers. During the year ended December 31, 2004, Wells REIT II incurred commissions of $55.4 million, of which approximately 99% was reallowed to participating broker-dealers.

Additionally, Wells REIT II is required to pay WIS a dealer manager fee of up to 2.5% of the gross offering proceeds from the sale of Wells REIT II’s stock at the time the shares are sold. Under the dealer manager agreement, up to 1.5% of the gross offering proceeds may be reallowed by WIS to participating broker-dealers. Wells REIT II recorded dealer manager fees of approximately $19.8 million during the year ended December 31, 2004, of which approximately $9.0 million was reallowed to participating broker-dealers.

Property Management, Leasing, and Construction Agreement

Wells REIT II has executed a Property Management, Leasing, and Construction Management Agreement with Wells Management. In consideration for supervising the management, leasing, and construction of certain Wells REIT II properties, Wells Management, per the terms of this agreement, earns the following fees:

•	Property management fees in an amount equal to a percentage negotiated for each property managed by Wells Management of the gross monthly income collected for that property for the preceding month;

•	Leasing commissions for new, renewal, or expansion leases entered into by any property for which Wells Management serves as leasing agent equal to a percentage as negotiated for that property of the actual total base rental and operating expenses to be paid to Wells REIT II during the applicable term of the lease, provided however, that no commission shall be payable as to any portion of such term beyond ten years;

•	Initial lease-up fees for newly constructed properties under the agreement, generally paid equal to one month’s rent;

•	Fees equal to a specified percentage up to 5% of all construction build-out funded by Wells REIT II, given as a leasing concession, and overseen by Wells Management.

•	Other fees as negotiated with the addition of each specific property covered under the agreement.

During the year ended December 31, 2004, Wells REIT II incurred $65,000 in property management fees under this agreement.

Economic Dependency

Wells REIT II has engaged Wells Capital and its affiliates, WIS and Wells Management, to provide certain services that are essential to Wells REIT II, including asset management services, supervision of the management and leasing of properties owned by Wells REIT II, asset acquisition and disposition services, the sale of shares of Wells REIT II’s common stock available for issue, as well as other administrative responsibilities for Wells REIT II including accounting services, shareholder communications, and investor relations. These agreements are terminable by either party on 60 days notice. As a result of these relationships, Wells REIT II is dependent upon Wells Capital, WIS and Wells Management.

Wells Capital, Wells Management and WIS are all owned and controlled by Wells Real Estate Funds, Inc. (“WellsREF”). The operations of Wells Capital, Wells Management and WIS represent substantially all of the business of WellsREF. In light of their common ownership and their importance to WellsREF, Wells REIT II focuses on the financial condition of WellsREF when assessing the financial condition of Wells Capital, Wells Management, and WIS. In the event that WellsREF were to become unable to meet its obligations as they become due, Wells REIT II might be required to find alternative service providers.

For the six months ended December 31, 2004, operating revenues for WellsREF on a consolidated basis exceeded operating expenses by approximately $5.8 million and WellsREF is also expecting revenues to exceed expenses during 2005. For the year ended December 31, 2004, operating expenses for WellsREF exceeded operating revenues by approximately $11.6 million. WellsREF believes it has adequate cash available from funds on hand in order to meet its obligations. In the first two quarters of 2004, WellsREF incurred net losses primarily as a result of revenues from acquisition, advisory, asset management services and property management services being less than the costs to provide such services. In planning for 2004, WellsREF anticipated it would incur short-term losses and reserved adequate funds to cover any shortfall in revenues due to:

•	reduced fees earned from Wells Real Estate Investment Trust, Inc. (the “Wells REIT”), another program sponsored by WellsREF, because the Wells REIT was closing its public offering, which would entail lower fee income for WIS and Wells Capital; and

•	such reduced fees being only partially offset by fee income associated with the newly formed Wells REIT II because (i) Wells REIT II’s offering has lower upfront fees payable to Wells Capital and WIS and (ii) Wells REIT II was not expected to raise the same level of gross offering proceeds during its start-up phase as compared to those raised by the more mature Wells REIT.

Litigation Against Related Parties

During early 2004, a putative class action complaint was filed against, among others, Leo. F. Wells, III, the president and a director of Wells REIT II, Wells Capital, and Wells Management. The Court granted the plaintiffs’ motion to permit voluntary dismissal of this suit, and it was dismissed without prejudice. In November 2004, the same plaintiffs filed a second putative class action complaint against, among others, Mr. Wells, Wells Capital, and Wells Management. On January 28, 2005, the defendants filed motions to dismiss the plaintiffs’ claims. The Court has not yet ruled on those motions. The details of both complaints are outlined below.

As a matter of background, on or about March 12, 2004, a putative class action complaint (the “Original Complaint”) was filed by four individuals (the “plaintiffs”) against Wells Real Estate Fund I (“Wells Fund I”), and Wells Fund I’s general partners, Wells Capital and Leo F. Wells, III, who is the president and a director of Wells REIT II, as well as Wells Management and WIS (Hendry et al. v. Leo F. Wells, III et al., Superior Court of Gwinnett County, Georgia, Civil Action No. 04-A-2791 2). Wells Fund I is a public limited partnership. The plaintiffs filed the Original Complaint purportedly on behalf of all limited partners holding B units of Wells Fund I as of January 15, 2003. The Original Complaint alleged, among other things, that (a) the general partners, WIS, and Wells Fund I negligently and fraudulently made false statements and material omissions in connection with the initial sale (September 6, 1984 - September 5, 1986) of the B units to investors of Wells Fund I by making false statements and omissions in sales literature relating to the distribution of net sale proceeds to holders of B units, among other things; (b) the general partners and Wells Fund I negligently and fraudulently misrepresented and concealed disclosure of, among other things, alleged discrepancies between such statements and provisions in the partnership agreement for a period of time in order to delay such investors from taking any legal, equitable or other action to protect their investments in Wells Fund I, among other reasons; (c) Mr. Wells and Wells Management breached an alleged contract arising out of a June 2000 consent solicitation to the limited partners; and (d) the general partners and Wells Fund I breached fiduciary duties to the limited partners. On June 3, 2004, the Court granted the plaintiffs’ motion to permit voluntary dismissal, and the Original Complaint was dismissed without prejudice.

On or about November 24, 2004, the plaintiffs filed a second putative class action complaint (the “Complaint”) against Mr. Wells, Wells Capital, Wells Management, and Wells Fund I (Hendry et al. v. Leo F. Wells, III et al., Superior Court of Gwinnett County, Georgia, Civil Action No. 04A-13051 6). The plaintiffs filed the Complaint purportedly on behalf of all limited partners holding B units of Wells Fund I as of January 9, 2002. The Complaint alleges, among other things, that the general partners breached their fiduciary duties to the limited partners by, among other things, (a) failing to timely disclose alleged inconsistencies between sales literature and the partnership agreement relating to the distribution of net sale proceeds; (b) engaging in a scheme to fraudulently conceal alleged inconsistencies between sales literature and the partnership agreement relating to the distribution of net sale proceeds; and (c) not accepting a settlement offer proposed by a holder of A units and a holder of A and B units in other litigation naming Wells Fund I as a defendant, in which other litigation the court subsequently granted summary judgment in favor of Wells Fund I. The Complaint also alleges that misrepresentations and omissions in an April 2002 consent solicitation to the limited partners caused that consent solicitation to be materially misleading. In addition, the Complaint alleges, among other things, that the general partners and Wells Management breached an alleged contract arising out of a June 2000 consent solicitation to the limited partners relating to an alleged waiver of deferred management fees.

The plaintiffs seek, among other remedies, the following: judgment against the general partners of Wells Fund I, jointly and severally, in an amount to be proven at trial; punitive damages; disgorgement of fees earned by the general partners directly or through their affiliates; a declaration that the consent obtained as a result of an April 2002 consent solicitation is null and void; enforcement of an alleged contract arising out of the June 2000 consent solicitation to waive Wells Management’s deferred management fees; and an award to plaintiffs of their attorneys’ fees, costs and expenses. The Complaint states that Wells Fund I is named only as a necessary party defendant and that the plaintiffs seek no money from or relief at the expense of Wells Fund I. On January 28, 2005, the defendants filed motions to dismiss the plantiffs’ claims. The Court has not yet ruled on those motions. Due to the uncertainties inherent in the litigation process, it is not possible to predict the ultimate outcome of this matter at this time. However, an adverse outcome could adversely affect the ability of Wells Capital, Wells Management, WIS, and Mr. Wells to fulfill their duties under the agreements and relationships they have with Wells REIT II.

9. OPERATING LEASES

Virtually all of Wells REIT II’s real estate assets are leased to tenants under operating leases for which the terms and expirations vary. The leases frequently have provisions to extend the lease agreement, options for early termination after paying a specified penalty, and other terms and conditions as negotiated. Wells REIT II retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Amounts required as security deposits vary depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts. Exposure to credit risk is limited to the extent that the receivables exceed this amount. Security deposits related to tenant leases are included in accounts payable and accrued expenses in the consolidated balance sheets.

Wells REIT II’s tenants are generally of “investment grade” quality and there are no significant concentrations of credit risk within any particular tenant. Tenants in the business services, communications, industrial machinery and equipment, and transportation equipment industries comprise 17%, 13%, 13%, and 11%, respectively, of Wells REIT II’s 2004 annualized gross base rent. Wells REIT II’s properties are located in eight states and the District of Columbia. As of December 31, 2004, approximately 26%, 17%, and 10% of Wells REIT II’s total real estate assets are located in metropolitan Atlanta, metropolitan Chicago, and metropolitan Washington, D.C., respectively.

The future minimum rental income from Wells REIT II’s investment in real estate assets under non-cancelable operating leases, excluding properties under development, at December 31, 2004 is as follows (in thousands):

Amount
Year ending December 31:
2005	$91,023
2006	89,619
2007	87,429
2008	85,721
2009	85,277
Thereafter	367,284

Total	$806,353

10. QUARTERLY RESULTS (unaudited)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2004 and 2003, in thousands, except per share data:

	2004				2003 (1)
	First	Second	Third	Fourth	Fourth
Revenues (2)	$990	$5,498	$17,429	$26,784	—
Net income (loss)	$(1,007)	$(1,940)	$(1,656)	$41	—
Basic and diluted net loss per share (3)	$(0.43)	$(0.13)	$(0.04)	—	(4.70)
Dividends per share	$0.05	$0.14	$0.15	$0.15	—

(1)	No quarterly financial information is presented for the first three quarters of 2003 as Wells REIT II was not yet operational during those quarters.
(2)	Through the first quarter 2004, Wells REIT II reported the amortization of the fair values of in-place leases, including opportunity costs associated with lost rentals that are avoided by acquiring in-place leases and tenant relationships, as an adjustment to rental income in the consolidated statement of operations. In the second quarter 2004, Wells REIT II began presenting this amortization as amortization expense in its consolidated statements of operations, and has reclassified such amortization from rental income to amortization expense for all interim periods previously presented. The period of amortization continues to be the term of the respective lease and results in no change in net income (loss) as previously reported.
(3)	The total of the four quarterly amounts for the year ended December 31, 2004, does not equal the total for the year then ended. This difference results from rounding differences between quarters and the increase in shares outstanding over the year.

11. SUBSEQUENT EVENTS

Sale of Shares of Common Stock

As of February 28, 2005, Wells REIT II had raised approximately $935.7 million in offering proceeds through the sale of approximately 93.6 million shares of Wells REIT II’s common stock. As of February 28, 2005 approximately $506.4 million in shares (50.6 million shares) remained available for sale to the public under the first offering, exclusive of shares available under Wells REIT II’s dividend reinvestment plan.

Mortgage Financing

On January 21, 2005, Wells REIT II entered into a $23.8 million interest-only promissory note with Transamerica Occidental Life Insurance Company. This note matures on February 1, 2008 and carries an annual fixed interest rate of 4.31%. This note is secured by the 9 Technology Drive Building, which had a net book value of $47.2 million at December 31, 2004. Wells REIT II may prepay this facility beginning February 2006, subject to certain prepayment penalties.

Declaration of Dividends

On March 9, 2005, the board of directors of Wells REIT II declared dividends for the second quarter of 2005 in the amount of a 6% annualized return on an investment of $10.00 per share to be paid in June 2005. The second quarter dividends are payable to stockholders of record at the close of business on each day during the period, commencing on March 16, 2005, and continuing on each day thereafter through and including June 15, 2005.

Acquisition of 180 Park Avenue 105 Building

On March 14, 2005, Wells REIT II purchased a three-story office building containing approximately 222,000 rentable square feet (the “180 Park Avenue 105 Building”) located on an approximate 26.6-acre parcel of land at 180 Park Avenue in

Florham Park, New Jersey. The purchase price of the property was approximately $53.5 million, plus closing costs. The 180 Park Avenue 105 Building, which was completed in 2001, is leased to Novartis Pharmaceuticals Corporation (“Novartis”) (approximately 72.2%). Approximately 27.8% of the 180 Park Avenue 105 Building is currently vacant.

Property Under Contract

On March 14, 2005, Wells REIT II contracted to acquire one property at a purchase price of $23.0 million. Wells REIT II had $0.3 million in earnest money related to this contract outstanding as of March 15, 2005.